Exhibit (a)(1)(iv)
Form of Letter from the Fund to Shareholders
in Connection with the Fund’s Acceptance of Shares
AG TWIN BROOK CAPITAL INCOME FUND
c/o SS&C Technologies, Inc.
PO Box 219400
Kansas City, MO 64121
[DATE]
[SHAREHOLDER NAME/ADDRESS]
Dear Shareholder:
This letter serves to inform you that AG Twin Brook Capital Income Fund (the “Fund”) has received and accepted for purchase your tender of shares of beneficial interest in the Fund. In accordance with the terms of the tender offer, the Fund will effect payment in cash to you in an aggregate amount equal to the net asset value of the tendered shares as of September 30, 2023, less the 2% “early repurchase deduction” (if applicable).
If you have any questions, please contact the Fund’s Transfer Agent at 1-844-298-1372.

Sincerely,

AG Twin Brook Capital Income Fund